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SEC 18006900

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATEL Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, 9th Floor
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sherman Cheng (415) 246-7502
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 900 (Address) San Francisco (City) California (State) 94105 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 6 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Sherman Cheng, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATEL Securities Corporation, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Officer
Title

See attached acknowledgement
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Management Statement regarding Compliance with the Exemption Provision for SEC Rule 15c3-3.
- ☐ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of San Francisco, CA)

On Feb. 23, 2018 before me, Sheila A. Stetson, Notary Public
Date — Here Insert Name and Title of the Officer

personally appeared Sherman Cheng
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(ies), and that by his/~~her/their signat~~ure(s) on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

SHEILA A. STETSON
COMM. #2175983
Notary Public - California
San Francisco County
My Comm. Expires Dec. 17, 2020
NR01

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ________ Document Date: ________

Number of Pages: ________ Signer(s) Other Than Named Above: ________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ________
☐ Corporate Officer — Title(s): ________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ________
Signer Is Representing: ________

Signer's Name: ________
☐ Corporate Officer — Title(s): ________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ________
Signer Is Representing: ________

CONTENTS

PAGE

MOSSADAMS

Report of Independent Registered Public Accounting Firm

Mr. Dean L. Cash
Chief Executive Officer
ATEL Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ATEL Securities Corporation (the "Company") as of December 31, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

San Francisco, CA
February 23, 2018

We have served as the Company's auditor since 2007.

ASSETS

Cash and cash equivalents	$	422,292
Due from parent and affiliated entities, net		236,345
Prepaid and other assets		35,755
Total assets	$	694,392

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Accounts payable	$	4,661
Commissions payable		132,000
Accrued liabilities		12,511
Total liabilities		149,172
Shareholders' equity		
Common stock, no par: 100,000 shares authorized 10,000 shares issued and outstanding		20,000
Additional paid-in capital		390,233
Retained earnings		134,987
Total shareholders' equity		545,220
Total liabilities and shareholders' equity	$	694,392

See accompanying notes.

NOTE 1 - ORGANIZATION

ATEL Securities Corporation (the Company) was incorporated under the laws of the State of California on November 26, 1985. In February 1986, the Company was registered as a securities broker/dealer for the purpose of selling units in affiliated funds of ATEL Capital Group and Affiliates (ATEL). The Company is a wholly owned subsidiary of ATEL Financial Services, LLC (the Parent). The financial position of the Company would be significantly different if the Company were autonomous.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The Company has evaluated all events subsequent to the statement of financial condition date of December 31, 2017, through February 23, 2018, which is the date these financial statements were issued and has determined that there are no subsequent events that require disclosure or recognition in these financial statements.

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents are held at financial institutions and are federally insured up to certain limits. The Company's cash and cash equivalents balance exceed the federally insured limits. However, management periodically evaluates the credit-worthiness of the institution and the Company has not experienced any losses on such deposits.

Income taxes - As a Sub Chapter S Corporation, the December 31, 2017 net income of the Company is allocated to its shareholder for recognition of income tax liability or benefit.

The Company applies the Accounting Standard Codification Topic 740, Income Taxes ("ASC Topic 740") of the Financial Accounting Standards Board, relating to accounting for uncertain tax positions. ASC Topic 740 prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

For the December 31, 2017 financial statements, the Company has no uncertain tax positions whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

NOTE 3 – CAPITAL REQUIREMENT

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, equivalent to the greater of $5,000 or 6-2/3% of total aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital at December 31, 2017 was $268,120 which exceeded minimum net capital requirements by $253,203. The ratio of aggregate indebtedness to net capital was approximately .56 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, the Company has made or collected short-term advances to/from the Parent or affiliates for working capital purposes.

As of December 31, 2017, the outstanding due from the Parent and an affiliated entities was $236,345.

NOTE 5 – REGULATORY REQUIREMENTS

In management's opinion, the Company is exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended December 31, 2017, because it does not hold customer funds or securities.

MOSSADAMS